

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

VIA U.S. MAIL

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

> **Re:** **T3 Motion, Inc.**
> **Amendment No. 7 to the Registration Statement on Form S-1**
> **Filed May 3, 2011**
> **File No. 333-171163**

Dear Mr. Nam:

We have reviewed your amendment filed May 3, 2011 and have the following additional comments.

General

1. We note new disclosure that you intend to enter into, with purchasers of $500,000 or more of the units, investor agreements that provide for redemption and cash payment rights unavailable to other purchasers. It appears that the investor agreements are separate securities. Please register the investor agreements as separate securities in the fee table and revise the prospectus throughout accordingly. Additionally, please have counsel revise the legal opinion to cover the investor agreements.

Prospectus Summary, page 1

The Offering, page 5

2. We note that you intend to enter into contractual agreements with major investors and certain insiders purchasing $500,000 or more of your units which will require, among other things, that you to redeem under certain circumstances outstanding Class H and I warrants for cash. In light of the cash settlement provisions, please tell us and revise the filing to disclose your planned accounting treatment for such redemption rights. If you do not believe the cash settlement provisions result in any accounting consequence, please explain to us and revise your filing to specifically state the reason(s) as to why. In either case, provide us with the authoritative guidance that you relied upon in determining your accounting treatment or lack thereof. Please note that we do not consider the fact that the rights being granted to the $500,000 investors pursuant to the agreement are

contractual in nature and are separate from the warrants to be a substantive reason to conclude that no accounting is required for the redemption rights. We may have further comment upon receipt of your response.

3. Furthermore, assuming a satisfactory response, please revise your notes to the pro forma consolidated financial information to include a discussion of the redemption rights and planned accounting treatment, if any.

Management's Discussion and Analysis

Recent Financial Results, page 68

4. We note new disclosure of preliminary net revenues and backlog for the quarter ended March 31, 2011. With a view to revised MD&A disclosure, please tell us whether the trends evidenced by the partial preliminary financial measures are consistent with trends discussed in MD&A. We note in this regard that the preliminary net revenue range appears to represent a downward trend when compared to the prior period and increased backlog compared to the period ended December 31, 2010. Also, please tell us why you are only able to provide partial or preliminary information at the time of the offering.

5. Additionally, please confirm that if the financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, you will include them in the filing. Refer to Topic 1220.1 of the Division of Corporation Finance Financial Reporting Manual, available at http://www.sec.gov/divisions/corpfin/ cffinancialreportingmanual.shtml, for guidance.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (424) 239-1882
       Ryan S. Hong, Esq.
       LKP Global Law, LLP